FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - Germany auction result	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

RELEVANT INFORMATION

As part of the 5G frequency auction which just concluded in Germany, Telefónica Germany GmbH & Co. OHG (hereinafter, “Telefónica Deutschland”), has acquired a total of 90 MHz spectrum at a total cost of 1,425 billion euros. The acquired spectrum is as follows:

•	2 paired blocks in the 2.1 GHz band, and

•	7 unpaired blocks in the 3.6 GHz band

The Federal Network Agency will formally allocate the spectrum with effect on 1st January 2021 for 1 block of the 2.1 GHz spectrum and on 1st January 2026 for the other block. The 3.6 GHz spectrum will be made available gradually over the next few years and fully from 2022 onwards. All of the acquired spectrum will mature in 2040.

Madrid, June 12, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 12, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors